Ameriprise Certificate Company
802 Ameriprise Financial Center
Minneapolis, MN 55474

May 5, 2016

Ms. Kathy Churco
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Ameriprise Certificate Company ("ACC") Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 25, 2016 File No. 811-00002
Dear Ms. Churco:
On April 25, 2016, you provided comments to us related to our Form 10-K for the Fiscal Year Ended December 31, 2015 filed on February 25, 2016 (“2015 10-K”). This letter responds to those comments. For your reference, the comments and our responses are provided below.

Comment 1:	The Consolidated Balance Sheets on pages F-5 and F-6 state that ACC has amounts due from and due to related parties. Please explain these balances.

Response:
Due from related party balances of $28 thousand and $16 thousand at December 31, 2015 and 2014, respectively, represent receivables for certificate surrender fee waivers primarily from Ameriprise Financial Services, Inc. an affiliate (and distributor) of ACC. Due to immateriality, a description of these amounts was not included the Notes to Consolidated Financial Statements. If the amounts become material in the future, we will include a description of these amounts in the Notes to Consolidated Financial Statements.

Due to related party balances of $2,074 thousand and $1,994 thousand at December 31, 2015 and 2014, respectively, generally represent amounts payable for distribution, investment advisory, and transfer agent services provided by affiliates of ACC. Please refer to Note 7. Related Party Transactions on page F-22 of the 2015 10-K for details. In future Form 10-K filings, we will add disclosure in Note 7. Related Party Transactions to state that these amounts are included in the "Due to related party" line item on the Consolidated Balance Sheets.

Ms. Kathy Churco
United States Securities and Exchange Commission
May 5, 2016

Comment 2:
The Consolidated Statements of Shareholder’s Equity on page F-7 state that ACC received capital contributions from the parent of $10 million and $13 million during the years ended December 31, 2013 and 2015, respectively. Please provide an explanation of these amounts as required by Rule 12-22 of Regulation S-X.

Response:
Based on our conversation with you on May 3, Rule 12-22 of Regulation S-X is not applicable to the capital contributions ACC receives from its parent company. We believe our response addresses your request for information regarding the related party nature of these capital contributions from ACC's parent company.

As discussed in Note 6. Regulation and Dividend Restrictions starting on page F-20 of the 2015 10-K, ACC is required to maintain an amount of unappropriated retained earnings and capital equal to at least five percent of certificate reserves (less outstanding certificate loans). When net inflows significantly increase ACC's certificate reserves, ACC may periodically receive a capital contribution from its parent company to maintain compliance with the minimum capital requirements. In Note 9. Shareholder's Equity in ACC's Form 10-Q for the three months ended March 31, 2016, we clarified that capital contributions were received to maintain compliance with minimum capital requirements.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.
Very truly yours,

/s/ David K. Stewart
David K. Stewart
Vice President, Controller and Chief Accounting Officer
Ameriprise Certificate Company
Minneapolis, Minnesota